NorthTech Corporation
                  Suite 421 - 1917 West 4th Avenue
                 Vancouver, B.C., Canada   V6J 1M7


November 20, 2005


Derek B. Swanson, Esq.
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street N.E.
Mail Stop 3561
Washington, D.C. 20549


RE:  NorthTech Corporation
     Form SB-2 filed October 5, 2005
     File Number 333-128822

Dear Mr. Swanson:

In response to your letter of November 2, 2005, I herewith respectfully submit the following responses, keyed to correspond to your enumerated comments:

General
-------
1. All references to specific industry research materials have been removed from the document. Please see the last two sentences of the first paragraph under the Background of the Industry subsection on page 19; the revised first two paragraphs under The Software Programs/Products subsection on page 20; the Market Analysis subsection with the referenced quoted material has been removed.

Registration Statement Facing Page
----------------------------------
2.  Please see the checkbox to the cover page regarding Rule 415.

Fee Table
---------
3.  Please see the revised fee calculation table on page 2.

Prospectus Cover Page
---------------------
4.  Please see the second paragraph on page 3.

5.  Please see the last sentence of the first paragraph on page 3.

6.  Please see the second footnote added to page 3.






Dealer Prospectus Delivery Obligation
-------------------------------------
7. The dealer prospectus delivery obligation language on page 4 has been omitted, as is inapplicable to our offering.

General Information about Our Company
-------------------------------------
8.  Please see the Offering Proceeds item on page 5 and the new
Risk Factor No. 14 on page 11.

9. Please see the expanded disclosure in the second paragraph on page 5.

Risk Factors
------------
General
-------
10. The mitigating language has been removed from the risk factors section; please see the revised Risk Factor 6 on page 8.

11. No other licensing is required to market and sell our products in British Columbia, therefore, no revisions have been made to the disclosure.

Use of Proceeds
---------------
12. Please see the last paragraph added to this section on page 12.

Dilution of the Price you Pay for Your Shares
---------------------------------------------
13. Please see the last paragraph added to this section on page 13.

Terms of the Offering
---------------------
14. Please see the revised second paragraph under this subsection on page 14.

Exhibit Index
-------------
15. Please see Exhibit 99.2, Proposed Form of Warrant Agreement.

Undertakings
------------
16. The subject undertakings have been removed from the registration statement; please see pages 46-47.

Exhibit 5.1
-----------
17-19. Please see the revised legal opinion of counsel attached to this amendment as Exhibit 5.










Exhibit 99.1
------------
20. Please see the revised proposed Form of Subscription Agreement attached to this amendment at Exhibit 99.1.

Thank you for your kind cooperation and assistance in this matter. Please contact the undersigned if you have any further questions or comments.

Sincerely,

/s/ Cecelia Pineda

By: Cecelia Pineda,
President & CEO





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